Exhibit 99.3

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations provides information that we believe to be relevant to an assessment and understanding of our results of operations and financial condition for the periods described. This discussion should be read in conjunction with our condensed consolidated interim financial statements and the notes thereto which are included in this Report of Foreign Private Issuer on Form 6-K. In addition, this information should also be read in conjunction with the information contained in the Company’s Annual Report on Form-20-F filed with the Securities and Exchange Commission, on April 30, 2024, or the 2023 Annual Report, including the audited consolidated annual financial statements as of and for the year ended December 31, 2023, and the accompanying notes included therein.

As a result of many factors, including those factors set forth in the section titled “Forward-Looking Statements,” ZOOZ’s actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis. Throughout this section, unless otherwise noted or the context requires otherwise, “we,” “us,” “our,” “ZOOZ” and the “Company” refer to ZOOZ Power Ltd. and its consolidated subsidiary, and in references to monetary amounts, “dollars” and “$” refer to U.S. Dollars, and “NIS” refers to New Israeli Shekels.

Certain figures, including interest rates and other percentages included in this section, have been rounded for ease of presentation. Percentage figures included in this section have not in all cases been calculated on the basis of such rounded figures but on the basis of such amounts prior to rounding. For this reason, percentage amounts in this section may vary slightly from those obtained by performing the same calculations using the figures in ZOOZ’s condensed consolidated interim financial statements or in the associated text. Certain other amounts that appear in this section may similarly not sum due to rounding.

Overview

ZOOZ develops, produces, markets and sells Flywheel-based power boosting and power management solutions for ultra-fast multi-ports EV (Electrical Vehicles) charging. The system is based on kinetic storage using flywheels. ZOOZ has developed proprietary flywheel technology for storing kinetic energy and as of the date of this Report of Foreign Private Issuer on Form 6-K, has introduced two generations of Kinetic Storage Systems – the KPB50, which was ZOOZ’s first-generation product and was introduced in 2018 as proof-of-concept and for market introduction, and the ZOOZTER™-100, ZOOZ’s second-generation product, which was introduced in 2022.

As of the date of this Report of Foreign Private Issuer on Form 6-K, ZOOZ operates in the market of charging infrastructure for EVs and primarily in the field of ultra-fast charging for EVs. Based on its technology, ZOOZ develops systems comprised of an array of flywheels and supporting sub-systems, which get charged from the electricity grid. This energy, when discharged, is added to the power from the grid, which together constitute power levels that are twice to three times the power that is supplied from the grid, thus enabling high-power charging of the EV even in areas where the electricity grid has limited power. ZOOZ refers to these systems as power boosters.

Recent Developments

●	Successful completion of business combination

On July 30, 2023, ZOOZ and its wholly owned subsidiary entered into a Business Combination Agreement and related agreements with Keyarch Acquisition Corporation and the other parties thereto (the “Business Combination Agreement” and the “Business Combination”, respectively). The Business Combination and other transactions contemplated by the Business Combination Agreement, as amended, closed on April 4, 2024, following this, ZOOZ began trading on NASDAQ.

●	Collaboration with Dor-Alon and Afcon Electric Transportation

In May and June 2024, ZOOZ successfully deployed its Flywheel-based power boosting and management solution, delivering a significant upgrade to two ‘ON’ charging sites without requiring a grid upgrade. These sites are located at Dor-Alon stations on Route 6, the Cross-Israel Highway, one of the busiest transportation corridors in Israel. The ‘ON’ charging network is a strategic collaboration between Dor-Alon, a leading gas-station network operator, and Afcon Electric Transportation, a prominent Charge Point Operator (CPO) in Israel. Although these two systems were not yet recognized as revenues in H2, their installation has significantly improved business results.

●	First Entry into the UK market

During the six months ended June 30, 2024, ZOOZ achieved a key milestone by entering the UK market through Osprey Charging, one of the top three Charge Point Operators (CPOs) in the UK with over 150 high-powered charging hubs across the UK. ZOOZ successfully installed its ZOOZTER™-100 system at an Osprey-owned site, facilitating an upgrade to ultra-fast charging capabilities. Additionally, this site serves as a demonstration platform for showcasing ZOOZ’s technology to potential customers and partners across the UK. This system has not been yet recognized as revenues.

●	Memorandum of understanding with Arko Corp.

In June 2024, Arko Corp. together with ZOOZ decided to terminate the trial of the ZOOZ solution at the Arko site and as a result terminated the memorandum of understanding with ZOOZ in accordance with its terms.

●	Enhancing Sales and Marketing efforts

The company strategically focuses on enhancing its sales and marketing efforts and has recruited a dedicated sales team tailored to key geographic markets. This initiative aims to drive growth by targeting scalable customers needing to increase the number of cars charged per day where grid power is insufficient. As a result, ZOOZ strengthens its market presence and optimizes engagement with high-potential regions and customer bases.

●	Enhanced operational efficiency and cost-effectiveness

Following the successful market introduction and performance of the ZOOZTER™-100, ZOOZ started implementing a new design during the six months ended June 30, 2024. This redesign employes the same technology as the current design but focuses on reducing production costs, including the bill of materials, assembly and integration time. The updated version represents a strategic transition from product market fit to mass production, positioning the company for enhanced operational efficiency and cost-effectiveness.

Comparison of the Six Months Ended June 30, 2024 to the Six Months Ended June 30, 2023

Results of Operations

The following table sets forth our results of operations data for the periods presented:

	Six months ended June 30,
	2024	2023
	US dollars in thousands (unaudited)
Revenues	543	784
Cost of revenue	751	981
Gross loss	(208)	(197)
Research and development, net	2,429	2,652
Sales and marketing	830	1,331
General and administrative	1,792	1,528
Operating loss	(5,259)	(5,708)
Finance income, net	22	306
Net loss	(5,237)	(5,402)
Net loss per ordinary share attributable to shareholders - basic and diluted*	(0.59)	(0.91)
Weighted average ordinary shares outstanding – basic and diluted*	8,854	5,912

* All share and per share information retroactively reflects reverse stock split.

Cost of Sale

	Six months ended June 30,
	2024	2023
	US dollars in thousands (unaudited)
Cost of Sales	751	981

For the six months ended June 30, 2024 and for the six months ended June 30, 2023, cost of revenue primarily consisted of: cost of goods sold and inventory fair value adjustment.

Operating Expenses

	Six months ended June 30,
	2024	2023
	US dollars in thousands (unaudited)
Research and development, net	2,429	2,652
Sales and marketing, net	830	1,331
General and administrative	1,792	1,528
Total operating expenses

Research and Development Expenses, Net

For the six months ended June 30, 2024, research and development expenses, net, decreased by $223 thousands, from $2,652 thousands for the six months ended June 30, 2023, to $2,429 thousands for the six months ended June 30, 2024.

For the six months ended June 30, 2024 and June 30, 2023, grants from government and others, in the amounts of $18 thousand and $70 thousand, respectively, were deducted from research and development expenses.

The research and development activities during the six months ended June 30,2024, is primarily related to new design of ZOOZTER™-100 supporting production cost reduction (Bill of material, assembly & integration time). The design reflects the transition from product market fit units to mass production design. The design is based on current flywheel technology but includes flywheel assembly process improvement, enhanced drivers and inverters.

The decrease in research and development expenses, net for the six months ended June 30, 2024, was mainly due to the completion of new motor development and adjustments in headcount aligned with the company’s focus on cost reduction and reliability enhancement. The company anticipates an increase in research and development activities in the second half of 2024.

Sales and Marketing Expenses

Sales and marketing expenses decreased by $501 thousands, from $1,331 thousands for the six months ended June 30, 2023, to $830 thousands for the six months ended June 30, 2024. The decrease in the six months ended June 30, 2024, compared to the six months ended June 30, 2023 is primarily due to a reduction in headcount and the termination of certain service providers as part of cost-saving measures. The strategy also involves reallocating resources to establish a focused sales team for key geographic markets, set to commence in the second half of 2024. ZOOZ anticipates an increase in sales and marketing expenses in the second half of 2024 due to such reallocation of resources.

For the six months ended June 30, 2024, grants from NYPA in the amounts of $180 thousand, were deducted from Sales and Marketing Expenses. No grants were deducted from Sale and Marketing expenses in the six months ended in June 30,2023.

General and Administrative Expenses

General and administrative expenses increased by $264 thousands, from $1,528 thousands on for the six months ended June 30, 2023, to $1,792 thousands for the six months ended June 30, 2024. The increase in the six months ended June 30, 2024, compared to the six months ended June 30, 2023, is mainly attributed to the higher premium of the D&O insurance that we, as a company listed for trading on the NASDAQ are required to maintain following the closing of the Business combination.

Financial Income (expenses), Net

Financial income, net, decreased by $284 thousands from $306 thousands for the six months ended June 30, 2023, to $22 thousands for the six months ended June 30, 2024. The decrease in financial income, net, in the six months ended June 30, 2024, compared to the six months ended June 30, 2023, is primarily attributed to foreign exchange rate and interest on bank deposits. This decrease is primarily due to fluctuations in foreign exchange rates and a reduction in income from interest on bank deposits, resulting from shorter deposit durations.

Liquidity and Capital Resources

Overview

ZOOZ has historically funded its operations primarily from private placements of its equity securities and public offerings of its securities following its initial public offering on the Tel-Aviv Stock Exchange, as well as the Business Combination and Merger between ZOOZ, Keyarch Acquisition Corporation and the other parties thereto, which consummated on April 4, 2024. As of June 30, 2024, ZOOZ had $7,721 thousand in cash and cash equivalents and $3,507 thousand in short term deposits.

The table below presents our cash flows for the periods indicated.

	Six months ended June 30,
	2024	2023
	US dollars in thousands (unaudited)
Net cash used in operating activities	(6,040)	(5,808)
Net cash used in investing activities	(3,538)	(583)
Net cash provided by financing activities	10,727	-

Cash Flows from Operating Activities

Cash flows used in operating activities increased by $232 thousands from $5,808 thousands for the six months ended June 30, 2023, to $6,040 thousands for the six months ended June 30, 2024. The increase is primarily attributed to D&O insurance premium paid following the merger.

Cash Flows from Investing Activities

Cash flows used in investing activities increased by $2,955 thousands, from $583 thousands for the six months ended June 30, 2023, to $3,538 thousands for the six months ended June 30, 2024. The increase is primarily attributed to investment in short term deposit.

Cash Flows from Financing Activities

Cash flows provided by financing activities increased by $10,727 thousands. The cash flow from financing activity is attributed to the proceeds received by the Company as part of the merger agreement closing.

Significant Accounting Policies

The preparation of financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, obligations, income and expenses during the reporting periods. A comprehensive discussion of our critical accounting estimates is included under Note 2 to the financial statements included in the Company’s 2023 Annual Report.

Forward Looking Statements

This Report of Foreign Private Issuer on Form 6-K contains “forward-looking statements” within the meaning of the Securities Act of 1933, as amended (the “Securities Act”), the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Israeli Securities Law, 1968 and the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995, with respect to the business, financial condition and results of operations of the Company. Such forward-looking statements are based on our current beliefs, expectations and assumptions. Forward-looking statements can be identified by the use of terminology such as “will,” “may,” “assume,” “expect,” “anticipate,” “could,” “project,” “estimate,” “possible,” “potential,” “believe,” “suggest,” and “intend,” and similar expressions that are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These forward-looking statements involve known and unknown risks and uncertainties that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Any forward-looking statements represent our views only as of the date hereof and should not be relied upon as representing its views as of any subsequent date. We do not assume any obligation to update any forward-looking statements unless required by law.

Important factors that could cause actual results, developments, and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

●	Our limited operating history and evolving business model may make it difficult for you to evaluate our business and future prospects.

●	We have identified material weaknesses in our internal control over financial reporting and if we are unable to remediate these material weaknesses or identify additional material weaknesses in the future or otherwise fail to maintain an effective system of internal control over financial reporting, this may impair our ability to produce timely and accurate financial statements or comply with applicable laws and regulations.

●	Our management has determined that substantial doubt exists about the continued existence of ZOOZ as a “going concern”. The report of ZOOZ’s independent registered public accounting firm for the year ended December 31, 2023, includes a going concern qualification.

●	Changes to fuel economy standards or changes to governments’ regulations and policies in relation to environment or the success of alternative fuels may negatively impact the electric cars (“EVs” or “electric vehicles”) market and thus the demand for our products.

●	Delays in deployment of public ultra-fast charging infrastructure may limit the need and urgency for our products.

●	Market education regarding the concept and value of power boosters is still in process and may not materialize as anticipated by us, or at all.

●	Our market penetration is partially related to government and other public incentive plans supporting charging infrastructure, changes or reductions on those, which are in turn subject to political, economic, and environmental factors which are beyond our control.

●	We have gained limited experience in a small number of territories, which include Israel, Germany, the U.K. and the U.S. If we fail to expand our geographic footprint and to build scalable and robust processes, our prospects for growth and profitability could be harmed, and we may never successfully do so or achieve or sustain profitability.

●	We face risks related to the growth rate and the global expansion of our business, including worldwide or regional economic conditions, exchange rate fluctuations, adverse changes in EV and/or power booster market conditions and the competitiveness of the market.

●	We may experience difficulties in managing our growth and expanding our operations, as we need to continue to improve our operational, financial and management controls, compliance programs and reporting systems, including our compliance programs, privacy, cybersecurity and anti-corruption and financial controls, and we may not be successful in doing so.

●	We currently face competition from a number of companies, mainly specialized platform providers for residential or commercial and industrial applications and expect to face significant competition in the future as the market for the EV high power charging infrastructure further develops.

●	We rely on a limited number of suppliers and manufacturers for our products, some of which provide us with custom-designed components and sub-systems. A loss of any of these key suppliers and manufacturers could negatively affect our business.

●	Increases in costs, disruption of supply, or shortage of materials, have harmed and could harm our business again in the future.

●	Our business is subject to risks associated with permitting, construction, cost overruns and delays, and other contingencies that may arise in the course of completing installations, and such risks may increase in the future.
●	Expanding our operations internationally is likely to expose us to additional tax, compliance, market and other risks.

●	The EV and energy storage market currently benefits from the availability of rebates, tax credits and other financial incentives from governments, utilities and others to offset the purchase or operating cost of EVs, EV charging stations and flywheel-based storage systems. The reduction, modification, or elimination of such benefits, or any delay in payment could cause reduced demand for our products or delay their purchase or production, which would adversely affect our financial results.

●	We are dependent on several key employees; the loss of their services and our failure to hire additional qualified key personnel could harm our business.

●	Failures, or perceived failures, to comply with privacy, data protection, and information security requirements in the variety of jurisdictions in which we operate may adversely impact our business, and such legal requirements are evolving, uncertain and may require improvements in, or changes to, our policies and operations.

●	We may not be able to adequately protect or enforce our intellectual property rights or prevent unauthorized parties from copying or reverse engineering our technology or products. Our efforts to protect and enforce our intellectual property rights and prevent third parties from violating our rights may be costly.

●	In addition to patented technology, we rely on our unpatented proprietary technology, trade secrets, processes and know-how, which we may not be able to protect.

●	Technology failures or cyberattacks on our technology systems or our ineffective response to technology failures or cyberattacks could disrupt our operations and negatively impact our reputation, business, financial condition, or results of operations.

●	Interruption, interference with or failure of our information technology and communications systems could hurt our ability to effectively offer our products, which could damage our reputation and harm our operating results.
●	We may be exposed to liability if we fail to comply with the provisions of the U.S. Foreign Corrupt Practices Act and other U.S. and foreign anti-corruption, anti-money laundering, privacy, export control, sanctions, and other trade laws and regulations.

●	Geo-political conditions in the Middle East and in Israel, including the current conflicts in Gaza and in the Northern part of Israel that started in the fourth quarter of 2023, may adversely affect our operations.

●	If U.S. securities or industry analysts do not publish or cease publishing research or reports about ZOOZ, its business, or its market, or if they change their recommendations regarding the ZOOZ ordinary shares adversely, then the price and trading volume of the ZOOZ ordinary shares on the Nasdaq could decline.

●	The U.S. market price for the ZOOZ ordinary shares may be depressed by the terms of any financing which is likely to result in significant dilution or by our failure to obtain necessary financing.

●	The future exercise of registration rights and sale by our shareholders of their ZOOZ ordinary shares, including shares by shareholders subject to lock-ups upon expiration of their lock-ups, may adversely affect the market price of ZOOZ ordinary shares on the Nasdaq.

●	In case ZOOZ will not be successful to reach its cost reduction targets during the next couple of years, this may prejudice ZOOZ’s profitability and market penetration.